PACIFIC MEDIA GROUP ENTERPRISES, INC.

3952 Clairemont Mesa Blvd., Suite D-194

San Diego, California 92117

 (858) 945-8876

September 29, 2016

Mark Shuman

Branch Chief - Legal

Office of Information Technologies & Services

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Pacific Media Group Enterprises, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed on September 1, 2016

File No. 000-55688

Dear Mr. Shuman:

In response to your letter dated September 27, 2016, we reply below using your comment numbers.

1.

We understand and acknowledge that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act.

2.

We do not believe that we are a shell company. We have revised our disclosure on this point by adding a section headed “Company Status” which begins on page 5.

3.

We have revised the last paragraph of the section headed “The Opportunity” on page 3 to more clearly describe the type of advertising we expect to engage in.

4.

We have revised the first paragraph of Item 1, Description of Business, to prominently disclose that we do not have a marketable product. We have described the status of the development of our mobile application in a new section headed “Development Status” which begins on page 4.

5.

We have revised our Risk Factors to include one headed: “We are dependent upon two distributors to distribute our apps.”

6.

We have revised our section on Capital Resources to discuss the projected costs of operations, chiefly marketing our apps, over the course of the next twelve months.

7.

We have revised Item 1 to include a section headed “Capital Requirements” and we expanded the Risk Factor headed “We expect to have capital expenditure requirements, and we may be unable to obtain needed financing on satisfactory terms” to discuss funds needed over the course of the next twelve months.

8.

Our auditor’s report has been revised to show the correct period.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Maurice Masters

Maurice Masters, DDS

CEO